WHITAKER, CHALK, SWINDLE & SAWYER, L.L.P.
ATTORNEYS AT LAW

301 COMMERCE STREET, SUITE 3500
FORT WORTH, TEXAS 76102-4186

(817) 878-0500
METRO (817) 429-6268
WWW.WHITAKERCHALK.COM
JOHN R. FAHY
DIRECT DIAl. (817) 878-0547
JFAHY@WHITAKERCHALK.COM
23035-0005
March 27, 2009

Mr. Karl Hiler
Branch Chief
Division of Corporation Finance
Mail Stop 2010
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549-200 1

Re: Glen Rose Petroleum Corporation
Form 8-K filed February 24, 2009
Form 10-K filed: July 14, 2008
File No. 10179

Dear Mr. Hiler:

On behalf of Glen Rose Petroleum Corporation (“Corporation”), we submit the following in response to your letter dated January 9, 2009 and reference the Form 10-K for the period ended March 31, 2008 and your letter dated March 3, 2009 relating to a Form 8-K filed February 24, 2009. First, as to the March 3, 2009 letter, the Corporation has filed a Form 8-K on March 27, 2009 in response to the letter. Second, as to the letter dated January 9, 2009 relating to the Form 10-K for the period ending March 31, 2008, the Corporation responds intends to file in the coming week an Amended Form 10-K for the period ending March 31, 2008 and amended Forms 10-Q for the periods ending June 30, 2008, September 30, 2008, and December 31, 2008 in response to the Staffs comments. That said, the Corporation responds as follows:

1)	Controls and Procedures — Page 27

Glen Rose Petroleum Corporation’s principal officers stated its review of its internal controls procedures covered the period for the year ending March 31, 2008. The Corporation intends to file an amended Form 10-K stating that the review covered the period for the year ending March 31, 2008 and was as of March 31, 2008 per Regulation S-K Rule 307.

Mr. Karl Hiler
Securities and Exchange Commission
March27, 2009

The Staff requested revisions to disclosure relating to Item 307 of Regulation S-K relating to disclosure controls and procedures. Glen Rose Petroleum Corporation intends to file an amended Form 10-K for the period ended March 31, 2008 stating that the Corporation’s disclosure controls and procedures were not operating effectively for the period ended March 31, 2008 and as of March 31, 2008.

2)	Controls and Procedures — Duplicative Disclosures and Item 308(c) of Regulation SK

The Staffs letter also noted alleged duplicative disclosures relating to change in internal controls on page 27 and 28 of the Form 10-K for the period ending March 31, 2008. Glen Rose Petroleum Corporation respectfully disagrees that these are duplicative disclosures. The disclosure in Item 8 on page 27 refers to disclosures relating to a change in accountants and the fact that Weaver and Tidwell, LLP, the Corporation’s previous auditor, had an adverse assessment on internal controls. The disclosure in Item 8A, Page 28 contained Management’s Assessment of Internal Controls, which is a separate item. Because the two assessments had different sources, the disclosure of the assessments was not duplicative and both were required disclosures. Consequently, the Corporation has made no changes in response to this comment.

The Form 10-K for the period ended March 31, 2008 stated: “There have been no material changes in internal control over financial reporting during the fourth quarter that could materially affect or is reasonably likely to affect our internal control over financial reporting.” In connection with the Staffs comment relating to Item 3 08(c) of Regulation SK, the Corporation intends to amend that portion of its Form 10-K to state: “There have been no changes in internal control over financial reporting during the fourth quarter that could materially affect or is reasonably likely to affect our internal control over financial reporting.”

3)	Financial Statements — Balance Sheet — Page F-3

The Staffs letter requests a statement as to impairment of property costs as of March 31, 2007 and March 31, 2008 and requests copies of related ceiling tests in accordance with Rule 4-10(c)(4) of Regulation S-X.

Attached is a ceiling test that shows that the property costs were not impaired.

The Staffs letter further requests an explanation of the revision in the estimate of proved reserves during 2008 amounting to 528,017 Bbls disclosed on Page F-28 which would need to be provided to comply with Paragraph 11 of SPAS 69. The 528,017 Bbls (526,762 March 31, 2008 balance) amount on page F-28 is in relation to the difference of production from oil produced in

Mr. Karl Hiler
Securities and Exchange Commission
March 27, 2009

2007 as compared to 2008 and was based on the reserve report that was done for the Corporation. This number in 2007 was 0 and the 2008 reserve report showed 528,017. The Corporation’s auditor’s position was this amount needed to be stated in the Form 10-K based on the reserve report.

4)	Statement of Operations — Page F-5

The Staffs letter states that it expects to see losses on sale of oil and gas assets and gain on sale of property and equipment related to the Corporation’s principal business to be shown in the Loss from Operations. The Corporation respectfully believes that these transactions were peripheral to the Corporation’s business of producing oil and gas and refers the staff to FASB Concept Statement No. 6, paragraph 82 through 88. These paragraphs state:

82.           Gains are increases in equity (net assets) from peripheral or incidental transactions of an entity and from all other transactions and other events and circumstances affecting the entity except those that result from revenues or investments by owners.

83.           Losses are decreases in equity (net assets) from peripheral or incidental transactions of an entity and from all other transactions and other events and circumstances affecting the entity except those that result from expenses or distributions to owners.

Characteristics of Gains and Losses

84.           Gains and losses result from entities’ peripheral or incidental transactions and from other events and circumstances stemming from the environment that may be largely beyond the control of individual entities and their managements. Thus, gains and losses are not all alike. There are several kinds, even in a single entity, and they may be described or classified in a variety of ways that are not necessarily mutually exclusive.

85.           Gains and losses may be described or classified according to sources. Some gains or losses are net results of comparing the proceeds and sacrifices (costs) in peripheral or incidental transactions with other entities—for example, from sales of investments in marketable securities, from dispositions of used equipment, or from settlements of liabilities at other than their carrying amounts. Other gains or losses result from nonreciprocal transfers between an entity and other entities that are not its owners—for example, from gifts or donations,44 from winning a

Mr. Karl Hiler
Securities and Exchange Commission
March 27, 2009

lawsuit, from thefts, and from assessments of fines or damages by courts. Still other gains or losses result from holding assets or liabilities while their values change—for example, from price changes that cause inventory items to be written down from cost to market, from changes in market prices of investments in marketable equity securities accounted for at market values or at the lower of cost and market, and from changes in foreign exchange rates. And still other gains or losses result from other environmental factors, such as natural catastrophes—for example, damage to or destruction of property by earthquake or flood.

~              Gifts or donations received by not-for-profit organizations may be revenues or gains (pars. 111-113).

86.           Gains and losses may also be described or classified as “operating” or “nonoperating,” depending on their relation to an entity’s major ongoing or central operations. For example, losses on writing down inventory from cost to market are usually considered to be operating losses, while major casualty losses are usually considered nonoperating losses.

Revenues, Expenses, Gains, and Losses

87.           Revenues and gains are similar, and expenses and losses are similar, but some differences are significant in conveying information about an enterprise’s performance. Revenues and expenses result from an entity’s ongoing major or central operations and activities—that is, from activities such as producing or delivering goods, rendering services, lending, insuring, investing, and financing. In contrast, gains and losses result from incidental or peripheral transactions of an enterprise with other entities and from other events and circumstances affecting it. Some gains and losses may be considered “operating” gains and losses and may be closely related to revenues and expenses. Revenues and expenses are commonly displayed as gross inflows or outflows of net assets, while gains and losses are usually displayed as net inflows or outflows.

88.           The definitions and discussion of revenues, expenses, gains, and losses in this Statement give broad guidance but do not distinguish precisely between revenues and gains or between expenses and losses. Distinctions between revenues and gains and between expenses and losses in a particular entity depend to a significant extent on the nature of the entity, its operations, and its other activities. Items that are revenues for one kind of entity may be gains for another, and items that are expenses for one kind of entity may be losses for another. For example,

Mr. Karl Hiler
Securities and Exchange Commission
March 27, 2009

investments in securities that may be sources of revenues and expenses for insurance or investment companies may be sources of gains and losses in manufacturing or merchandising companies. Technological changes may be sources of gains or losses for most kinds of enterprises but may be characteristic of the operations of high-technology or research-oriented enterprises. Events such as commodity price changes and foreign exchange rate changes that occur while assets are being used or produced or liabilities are owed may directly or indirectly affect the amounts of revenues or expenses for most enterprises, but they are sources of revenues or expenses only for enterprises for which trading in foreign exchange or commodities is a maj or or central activity.

5)	Oil and Gas Properties, Page F-8

The Staffs letter asks for further detail concerning the status of significant properties, including the timing of costs in the amortization computation in accordance with Rule 4-1 0(c)(7)(ii) of Regulation S-X. For the year ending March 31, 2008, the Corporation had field operations in only one location, Edwards County, Texas. The Corporation’s assets there consist of four contiguous oil and gas leases which are held by production on any one of the leases, and which the Corporation treats for reporting purposes as one property. The Corporation owned no other leases during the year ending March 31, 2008. Because these properties were the Corporation’s only oil and gas properties for the year ending March 31, 2008, it did not break out details of this property separately from the rest of its oil and gas operations. Although the fact that the Corporation concentrates on one field is discussed in other parts of the Form 10-K, it does not seem to be apparent on the face of Note 1 to the Financial Statements. The Corporation will note this in future filings.

The oil and gas properties are amortized via a depletion schedule of its production unit. As stated in the balance sheet dated March 31, 2008 filed with the Form 10-K, the Corporation has no significant property and equipment. Depreciation of this property and equipment will not be material to its financial performance.

6)	Exhibits 31.1 and 31.2

In the Form 10-K for the period ending March 31, 2008, the Corporation disclosed the following:

Mr. Karl Hiler
Securities and Exchange Commission
March27, 2009

In management’s opinion, based on the assessment completed for the year ended March 31, 2008, the internal controls over financial reporting are not operating effectively.

Furthermore, management determined that a material weakness existed in the processes, procedures and controls related to the preparation of our quarterly and annual financial statements due to limited personnel and a lack of segregation of duties. In connection with the preparation of this report, we discovered that, due to the difficulty experienced by management in applying complex accounting standards, our control environment is dependent upon a review function and the ability to recognize and obtain assistance for complex transactions, which does not exist. The ineffectiveness of these controls resulted in adjustments related to the recording of stock options, warrants, and conversion of debt. This material weakness could result in the reporting of financial information and disclosures in future consolidated annual and interim financial statements that are not in accordance with generally accepted accounting principles.

In light of Management’s conclusion that the Corporation did not have effective internal controls and that the material weakness “could result in the reporting of financial information and disclosures in future consolidated annual and interim financial statements that are not in accordance with generally accepted accounting principles,” the officers did not certify that they had designed such internal controls over financial reporting or caused such internal control over financial reporting to be designed to provide reasonable assurance regarding the preparation of financial statements in accordance with generally accepted accounting principals.

After further conversations with the Staff about the distinctions between designing effective internal control systems and actually having effective operating internal controls that were sufficient to provide assurance to the Corporation officers, the Corporation intends to amend its Form 10-K for the period ending March 31, 2008 and the Forms 1 0-Q for the periods ending June 30, 2008, September 30, 2008, and December 31, 2008 to correct the certification language.

7)	Forms 1O-Q for Fiscal Quarters Ended September 30, 2008 and June 30, 2008

The Staff requested revisions to disclosure relating to Item 308(e) of Regulation S-K which requires the disclosure of any change, not just material changes. The Form 10-Q for Fiscal Quarter Ended June 30, 2008 stated: “There have been no material changes in internal control over financial reporting during the first quarter that could materially affect or is reasonably likely to affect our internal control over financial reporting.” The Corporation intends to amend this

Mr. Karl Hiler
Securities and Exchange Commission
March27, 2009

Forms 10-Q to state: “There have been no changes in internal control over financial reporting during the first quarter that could materially affect or is reasonably likely to materially affect our internal control over financial reporting.” The Corporation intends to likewise amend the Forms 10-Q for Fiscal Quarters Ended September 30, 2008 and December 31, 2008.

All representations about intended periodic statements amendments are contingent upon Board approval, which the Corporation anticipates to be likely. Please call the undersigned at 817-878-0547 if you need additional information.

John R. Fahy
Whitaker, Chalk, Swindle & Sawyer, L.L.P.
cc: Glen Rose Petroleum Corporation

Glen Rose Petroleum Corporation
Full Cost Pool Ceiling Test		NPV@10%	Risk Adjusted
	BO (‘000’s)	(‘000’s)	(‘000’s)	Risk %
Producing	27	768	691	90%
Non Producing	457	14,070	7,035	50%
Undeveloped	217	5,159	1,719	33%
Total	701	19,997	9,445
Capitalized Cost			5,902,829
Excess Value to Cost			$3,542,171.00
Nine Month Revenue ended December 31, 2008			96,803
Nine Month D D & A			8,342
DD & A Percentage			8.62%